SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2000

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period : N/A

Commission file number 0-15829
 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST CHARTER CORPORATION
RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST CHARTER CORPORATION
10200 DAVID TAYLOR DRIVE
CHARLOTTE, NORTH CAROLINA 28262-2373
(704) 688-4300

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REQUIRED INFORMATION

     The First Charter Corporation Retirement Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Accordingly, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2000, which have been prepared in accordance with the financial reporting requirements of ERISA, are included in this report.

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FIRST CHARTER CORPORATION
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Independent Auditors' Report

Financial Statements

Statements of Net Assets Available for Plan Benefits

Statement of Changes in Net Assets Available for Plan Benefits

 Notes to Financial Statements

Schedule Supporting Financial Statements

Schedule 1 - Schedule of Assets Held for Investment Purposes at End of Year

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FIRST CHARTER CORPORATION
     RETIREMENT SAVINGS PLAN

Financial Statements

FIRST CHARTER CORPORATION
RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedules
December 31, 2000 and 1999
(With Independent Auditors' Report Thereon)

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Independent Auditors' Report

The Compensation Committee
First Charter Corporation:

We have audited the accompanying statements of net assets available for plan benefits of First Charter Corporation Retirement Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                                              /s/ KPMG LLP

Charlotte, North Carolina
July 18, 2001

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FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits
December 31, 2000 and 1999

                                                                           2000                    1999

Assets:
  Cash                                                             $       --                     45,769
  Investments, at fair value:
     Mutual funds                                                 17,754,923       18,531,104
     First Charter Corporation common stock        2,186,164          1,316,095
     Participants' loans receivable                                40,190               66,188
         Total investments                                       19,981,277        19,913,387

Receivables:
  Contribution receivable from employer                1,482,952              869,653
  Contribution receivable from employees                   72,883                36,426
           Total receivables                                        1,555,835              906,079
   Other assets                                                            51,669                28,971
            Total assets                                             21,588,781         20,894,206

Liabilities:
   Payables                                                                   --                       41,964
           Net assets available for plan benefits       $ 21,588,781         20,852,242
                                                                             =========      ========

See accompanying notes to financial statements.

                                                                  2

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FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2000

Additions:
  Investment income (loss):
     Net realized and unrealized depreciation                   $ (2,254,660)
     Dividends                                                                        988,977
      Interest on participant loans                                                3,253
         Total investment loss                                               (1,262,430)

Contributions:
   Participant                                                                       2,517,403
   Employer                                                                         1,482,952
         Total contributions                                                      4,000,355
         Total additions                                                            2,737,925

Deductions:
   Benefits paid                                                                   (2,001,386)
Net increase in assets available for plan benefits                       736,539

Net assets available for plan benefits:
  Beginning of year                                                              20,852,242
  End of year                                                                    $ 21,588,781
                                                                                         =========

See accompanying notes to financial statements.

                                                                     3

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FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2000 and 1999

(1)  Description of the Plan

The First Charter Corporation Retirement Savings Plan (the Plan) is a defined contribution plan which covers substantially all employees of First Charter Corporation (the Corporation). The Plan was established on January 1, 1973 to provide retirement benefits for the Corporation's employees. The notes to the financial statements include only general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Corporation, and First Charter National Bank (the Bank), a wholly-owned subsidiary and a related party-in-interest, either directly or through subsidiaries, provide businesses and individuals a broad range of financial services, including banking, financial planning, funds management, investments, insurance, mortgages and employee benefit services. The Bank is a regional financial services company operating 52 financial centers, five insurance offices and 99 ATMs located in 17 counties throughout North Carolina.

During 2000, the Plan was amended and restated to include the following provisions. Effective April 4, 2000, September 1, 2000 and November 17, 2000 credit for service for the purposes of eligibility and vesting was given to employees of Carolina First Bancshares, Inc. and any of its subsidiaries (Carolina First), Business Insurer Services of Guilford County, Inc. and First Union National Bank, respectively, who became employed by the Corporation or any of its subsidiaries on these dates. Effective April 4, 2000, eligible employees who were employed by Carolina First immediately prior to April 4, 2000 were allowed to participate in the Plan effective May 1, 2000.

(2) Summary of Significant Accounting Policies

    (a)  Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis and present the net assets and changes in net assets available for plan benefits.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the use of Plan administrator estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(b) Trustee

Under the terms of the trust agreement between the Bank and the Plan, the Bank acts as trustee for the Plan.

                                                                            4

                                                                                                               (continued)

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FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2000 and 1999

(c) Investments

Investments in marketable securities are stated at their fair value, which is based on closing market quotations at December 31, 2000 and 1999. Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant loans receivable are stated at cost which approximates fair value.

(d) Administrative Expenses

All expenses incident to the administration of the Plan are paid by the Corporation, which totaled $114,014 in 2000.

(3) Investments

The Plan is a participant directed plan, providing participants with twelve investment options consisting of mutual funds and First Charter Corporation common stock.

Investments that represent 5 percent or more of the Plan's net assets are separately identified, as follows.

                   Description of Investment                   2000               1999

AIM Value Fund                                                   $ 1,370,420       1,513,017
Federated Capital Preservation Fund                        2,181,275        2,106,909
Fidelity Advisor Equity Growth Fund                        2,438,921        2,948,561
First Charter Corporation Common Stock                2,186,164        1,316,095
Pioneer Growth Fund                                                      --              1,034,620
Janus Advisor Capital Appreciation Fund                   1,018,833             --
Vanguard Balanced Index Fund                                  2,991,739      3,518,808
Vanguard Index 500 Fund                                          4,444,710      4,559,340

During 2000, Plan investments in various mutual funds (including gains and losses on mutual funds bought and sold, as well as held during the year) depreciated in value by $2,271,693.

As of December 31, 2000, the Plan held 146,969 shares of First Charter Corporation common stock. This common stock (including gains and losses on common stock bought and sold, as well as held during the year) appreciated in value by $17,033 for the year ended December 31, 2000.

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                                                                                                  (continued)

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FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2000 and 1999

(4) Contributions

The Plan is a defined contribution profit sharing plan sponsored by the Corporation and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). An employee is eligible to become a participant in the Plan on the Plan's first entry date (January 1 and July 1) following the completion of six months of service and the attainment of age 20 (except with respect to certain employees of certain acquired entities or branches, as discussed in Note 1). Employees may contribute up to 10% of their qualified compensation to the Incentive Savings Account component of the Plan. Participants may also contribute amounts representing distributions from other qualified plans.

Employer contributions to the Plan are made by the Corporation once a year, as of December 31. The annual amount contributed by the Corporation consists of a discretionary amount to match a portion or all of the participant contributions made during the current year up to a maximum of 6% of an employee's annual compensation. The employer contribution amounted to $1,482,952 for the year ended December 31, 2000.

(5) Benefits and Vesting

The net investment income or loss and employer contributions are allocated to the individual participants' accounts on a daily basis. Employer and employee contributions, including related net investment income or loss, are accumulated separately within each participant's account. Each participant's account is further separated into: an Incentive Savings Account as described in note (3) and an Extra Savings Account (for certain contributions made prior to 1989) for the employee's contributions to the Plan; a Rollover Savings Account for amounts transferred into the Plan from another qualified plan; and a Matching Savings Account and Bank Savings Account which include amounts contributed by the employer as described in note (3). Employee contributions and the related net investment income or loss are fully vested at all times. Participants become 25% vested in the employer contribution and the related net investment income or loss after two years of credited service and vesting continues to increase by 25% for each additional year of service. Participants become 100% vested following five years of credited service or upon death or attainment of normal retirement age of 65. Terminating participants receive the appropriate vested percentage of each annual employer contribution. Non-vested amounts will be forfeited and used to reduce the employer's contribution.

This forfeited amount will remain in the participant's individual account until the December 31 valuation date coinciding with or next following a one year break in service. During this time, the forfeited amount does not share in any adjustments related to net investment income or loss. Excess contributions by the Plan sponsor are also deemed to be non-vested forfeited balances. Non-vested forfeited balances were $48,047 at December 31, 2000.

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                                                                                                       (continued)

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FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2000 and 1999

A participant may withdraw, in whole or in part, the current portion of his/her Extra Savings Account contributions without specifying the reason for such a withdrawal. This type of withdrawal may be made once during a plan year. A participant may also receive a hardship withdrawal with the approval of the Retirement Savings Plan Administrative Committee (the Committee). This type of distribution will initially reduce the participant's Extra Savings Account, then his/her nonforfeitable Matching Savings Account and finally, his/her Incentive Savings Account. An employee must obtain the Committee's approval before distribution will be made, and this withdrawal will result in a one year suspension of the participants' Incentive Savings Account contributions and employee contributions. Distributions received under the hardship withdrawal provision may not be repaid to the fund by the participant.

The Plan allows the Corporation to authorize the trustee to make loans to Plan participants and beneficiaries under certain circumstances and with certain conditions as set forth in the Plan. Loans outstanding at December 31, 2000 and 1999 were $40,190 and $66,188, respectively.

A participant, at his/her retirement date, may elect to receive the accumulated benefits due him/her under the Plan by lump sum cash payment, purchase of a nontransferable annuity contract, installments from fixed income account or trust fund or any other method providing for installments in approximately equal amounts not to exceed a period longer than the life expectancy of the participant or his/her spouse. Such benefits are also payable to the participant if he/she becomes permanently disabled or to his/her beneficiaries upon his death.

Although the Corporation has not expressed any intent to terminate the Plan, it reserves the right to amend or terminate the Plan or discontinue the discretionary contributions at any time. If the Plan is terminated or contributions are discontinued, each participant becomes fully vested in the amount allocated to his individual account.

(6) Federal Income Taxes

The Internal Revenue Service issued its latest determination letter on March 1, 1998 which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, in the opinion of the Plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

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                                                                                                        (continued)

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FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2000 and 1999

(7) Mergers with Financial Institutions

Employees of institutions acquired by First Charter Corporation are generally allowed to participate in the Plan as of approximately the consummation date of each respective merger.

On April 4, 2000, the Corporation merged with Carolina First and allowed all former Carolina First employees employed by the Corporation to participate in the Plan effective May 1, 2000. Currently, the former Carolina First BancShares Profit Sharing Plan is scheduled to be terminated, at which time, participant accounts will be merged into the Plan.

On September 1, 2000, the Corporation merged with Business Insurer Services of Guilford County, Inc.("Business Insurers"). Employees of the former Business Insurers who were employed by the Corporation subsequently were allowed to participate in the Plan effective September 1, 2000.

In addition, on November 17, 2000, the Corporation purchased bank branches from First Union National Bank. Employees of these branches subsequently were allowed to participate in the Plan effective December 1, 2000.

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                                                                                                       (continued)

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Schedule 1

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN

Schedule of Assets Held for Investment Purposes at End of Year
December 31, 2000

                                                                                                 Current
Identity of Party and Description of Investment                    Value

Participant loans receivable, at various rates
ranging from 7.75% through 11.50%, due at various
  dates ranging from 06/30/01 through 05/15/13                         $ 40,190
AIM Constellation Fund --
  25,278 units                                                                               731,285
AIM Value Fund --
  109,546 units                                                                          1,370,420
Dreyfus Worldwide Growth Fund --
  15,666 units                                                                               566,936
Federated Capital Preservation Fund --
  218,128 units                                                                           2,181,275
Federated Growth Strategies Fund --
  21,414 units                                                                                707,742
Federated Income Trust Fund --
  73,248 units                                                                                747,860
Fidelity Advisor Equity Growth Fund --
  39,884 units                                                                              2,438,921
Fidelity Advisor Growth Opportunities Fund --
  11,785 units                                                                                 403,742
* First Charter Corporation Common Stock --
  146,969 shares                                                                         2,186,164
Janus Advisor Capital Appreciation Fund --
  37,279 units                                                                              1,018,833
American Century International Growth Fund--
  13,870 units                                                                                 151,460
Vanguard Balanced Index Fund --
  156,800                                                                                    2,991,739
Vanguard Index 500 Fund --
  36,474                                                                                      4,444,710

 Total                                                                                      $ 19,981,277
                                                                                                =========

* - denotes party-in-interest

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Securities

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date July 31, 2001	FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN By: FIRST CHARTER BANK, Trustee By: /s/ LAWRENCE M. KIMBROUGH Lawrence M. Kimbrough President and Chief Executive Officer

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EXHIBIT INDEX

EXHIBIT NO.
23	Consent of KPMG LLP

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